CORPORATE COMMUNICATION DEPARTMENT

D-60261 FRANKFURT/MAIN

[redacted]

03 NOV 12 AM 7:21

Phone (69) 03037300

from Mrs./Mr.: ....

....
(date)

To: SEC

att.: Michael Coco

Office of Int'l Finance, Div. of Corp. Finance

001/202 942-9624
(Telefax-No.)

Ad hoc release
Commerzbank
File-No. 82-2523

Number of pages transmitted (incl. this one): ....

In case you did not receive all pages properly, please call
Frankfurt No.: (069) 13 62-..................

SUPPL

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

dlw 11/12

COMMERZBANK

Investor Relations
newsflash

November 12, 2003

Commerzbank goes on the offensive:

- **Complete revaluation of its holdings portfolio**
- **Operating profit hits 101m euros in Q3**
- **Capital increase secures core capital of 7%**

Commerzbank's board of managing directors decided on a complete revaluation of the Bank's securities and investments portfolio. The book values of all its holdings in listed industrial and financial institutions were adjusted in line with market values. Other holdings were written down to a fair value. This enabled the Bank to free itself from these hidden burdens. The write-down of these holdings as of 30.9.2003 totalled 2.3bn euros.

The operating profit of the Commerzbank Group for the third quarter – for the third time in succession – produced solid black figures (101m euros) and confirmed the progress made in the Bank's turnaround. After nine months, the operating profit of 467m euros is almost three times more than achieved a year ago. The Board confirmed it expects to present a respectable operating profit for the complete year. Through its expenses arising from special factors, a group net loss of 2.3bn euros was reported for Q3. For the whole year 2003, a net loss of around 2bn euros is expected. This will not permit a dividend payment for 2003. However a full distribution will be made on profit-sharing certificates.

To compensate for the reduction in its regulatory equity capital following its revaluation action, Commerzbank will this Wednesday, November 12, go to the market with a capital increase without subscription rights for shareholders. A total of around 53.3m new shares, based on capital-raising measures approved at Commerzbank's Annual General Meetings in 1999 and 2002, will be offered by Morgan Stanley and Commerzbank Securities to institutional investors. After placing these shares, the core capital ratio will return to the Bank's long-term goal of around seven percent.

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com

Key income statement items (in million euros):

	Jan.-Sept. 2003	Jan.-Sept. 2002	Q3 2003	Q3 2002
Net interest income	2113	2455	662	721
Provisioning	(828)	(998)	(273)	(436)
Net commission income	1545	1630	509	501
Trading profit	616	453	107	36
Net result on investments/ securities	223	(379)	64	(531)
Operating expenses	3398	3935	1078	1229
Operating profit	467	160	101	(75)
Regular amortization of goodwill	89	83	29	26
Profit from ordinary activities	378	77	72	(101)
Restructuring expenses	104	32	---	32
Expenses arising from special factors	2325	---	2325	---
Pre-tax profit	(2051)	45	(2253)	(133)
Taxes on income	110	38	30	(20)
Net loss/profit	(2232)	(55)	(2305)	(129)

Minus figures in parentheses.

The complete Interim Report may be found in the Internet under:
www.commerzbank.com/aktionaere/konzern/index.html